ATTORNEYS

August 31, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549-0406

Attention:	Stephen Krikorian
Accounting Branch Chief

	Re:	NWH, Inc, Form 10-K For the Fiscal Year Ended October 31, 2004 Form 10-Q For the Fiscal Quarter Ended January 31, 2005 Form 10-Q For the Fiscal Quarter Ended April 30, 2005 File No.: 000-26598

Greetings:

We are in receipt of the Commission’s letter of comment, dated August 18, 2005, and, on behalf of NWH, Inc. (“NWH” or the “Company”), have the responses set forth below.  NWH plans to implement these responses to your comments in its upcoming Form 10-Q for the quarter ended July 31, 2005.  Some of the responses below use preliminary confidential data expected to be included in that report.  Please be advised that the numbers of the following responses correspond to the bulleted paragraphs in the Staff’s letter.

Form 10-Q for the Quarterly Period Ended April 30, 2005

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Non-GAAP Financial Measures, page 22

1.                                       Segment disclosures will be updated in all future filings to disclose EBITDA in accordance with SFAS 131 par. 29, substantially as set forth below.  EBITDA will be reconciled to income from operations as required by SFAS 131 par. 32 (b).  In view of the foregoing, note 7 to NWH’s financial statements is expected to read as follows in in its upcoming Form 10-Q for the quarter ended July 31, 2005:

“7. Operating Segments

The company currently operates in two segments; the holding company, including certain investments which are not currently material, and in ENS.

488 Madison Avenue • New York, N.Y. 10022 • Phone (212) 736-1000 • (212) 478-7200

Fax (212) 478-7400 • Email: thefirm@hahnhessen.com

Segments were determined based on services provided by each segment.  Accounting policies of the segments are the same as those described in the summary of significant accounting policies.  The segments are evaluated based upon earnings before interest, taxes, depreciation and amortization (EBITDA).

Three months ended July 31, 2005	NWH and Other	ENS	Total

EBITDA	$(580,598)	$980,206	$399,608
Depreciation and amortization	(3,375)	(448,220)	(451,595)
(Loss) income from operations	$(583,973)	$531,986	$51,987)
Capital expenditure for property and equipment and internally developed software including capital lease obligations	$—	$520.764	$520.764

Three months ended July 31, 2004	NWH and Other	ENS	Total

EBITDA	$(578,917)	$915,628	$336,711
Depreciation and amortization	—	(400,047)	(400,047)
(Loss) income from operations	$(578,917)	$515,581	$(63,336)
Capital expenditure for property and equipment and internally developed software including capital lease obligations	$—	$138.658	$138.658

Nine months ended July 31, 2005	NWH and Other	ENS	Total

EBITDA	$(1,724,657)	$2,822,704	$1,098,047
Depreciation and amortization	(10,124)	(1,276,904)	(1,287,028)
(Loss) income from operations	$(1,734,781)	$1,545,800	$(188,981)

Total assets	$22,917,314	$11,548,243	$34,465,557
Capital expenditure for property and equipment and internally developed software including capital lease obligations	$9,071	$1,353,560	$1,362,631

Nine months ended July 31, 2004	NWH and Other	ENS	Total

EBITDA	$(1,566.817)	$2,543.275	$976.458
Depreciation and amortization	(500)	(1,170,170)	(1,170,670)
(Loss) income from operations	$(1,567,317)	$1,373,105	$(194,212)

Total assets	$30,512,914	$10,816,006	$41,328,920
Capital expenditure for property and equipment and internally developed software including capital lease obligations	$—	$746,387	$746,387

2.               Item 7 Management’s Discussions and Analysis will be updated to include a schedule reconciling EBITDA to net cash flows from operating activities and the reconciliation of EBITDA to net income will be removed in accordance with Item 10(e)(i)(B) of Regulation S-K.

In view of the foregoing, relevant sections of NWH’s discussion of ENS’ EBITDA are expected to read as follows in in its upcoming Form 10-Q for the quarter ended July 31, 2005:

“EBITDA:

EBITDA increased from $2,543,275 for the nine months ended June 30, 2004 to $2,822,704 for the nine months ended June 30, 2005, primarily as a result of increased business levels.  We provide EBITDA (earnings before interest, taxes, depreciation and amortization) information as a guide to the liquidity of ENS.  EBITDA, which is not a term recognized under generally accepted accounting principles, is calculated as the net income plus net interest, income taxes (benefit), depreciation and amortization. Included in depreciation and amortization for the purpose of calculating EBITDA is depreciation of equipment and amortization of software costs.  EBITDA as calculated by the Company may not be comparable to calculations of similarly titled items reported by other companies.

[...]

EBITDA:

EBITDA increased from $915,628 for the three months ended June 30, 2004 to $980,206 for the three months ended June 30, 2005, primarily as a result of increased business levels.  We provide EBITDA (earnings before interest, taxes, depreciation and amortization) information as a guide to the liquidity of ENS.  EBITDA, which is not a term recognized under generally accepted accounting principles, is calculated as the net income plus net interest, income taxes (benefit), depreciation and amortization. Included in depreciation and amortization for the purpose of calculating EBITDA is depreciation of equipment and amortization of software costs.  EBITDA as calculated by the Company may not be comparable to calculations of similarly titled items reported by other companies.

Use of Non-GAAP Financial Measures:

Certain disclosures in this document include “non-Generally Accepted Accounting Principles (“non-GAAP”) financial measures.”  A non-GAAP financial measure is defined as a numerical measure of a company’s financial performance that excludes or includes amounts so as to be different than the most directly comparable measure calculated and presented in accordance with GAAP in the Consolidated Statements of Earnings, Balance Sheets or Statements of Cash Flows of the Company.  As required by the SEC’s recently issued Regulation G, a reconciliation of EBITDA (earnings before interest, taxes, depreciation and amortization) with the most directly comparable GAAP measure follows:

EBITDA:

We define EBITDA as earnings from operations before extraordinary items, before net interest, income taxes, depreciation and amortization.  We believe that the most directly comparable GAAP financial measure to EBITDA is cash flows from operating activities.  The following table reconciles the difference between ENS’ EBITDA and cash flows from operating activities for the periods ended June 30, 2004 and 2005:

	6/30/04		6/30/05
	3 mos.	9mos.	3 mos	9mos

EBITDA	915,628	2,543,275	980,206	2,822,704

Bad debt expense	5,420	30,064	18,491	42,063
Net interest	(106,034)	(275,199)	(19,265)	(126,574)
Changes in assets and liabilities
Trade and other receivables	388,094	(94,775)	376,230	100,483
Prepared expenses and other current assets	5,401	(68,246)	42,242	25,460
Other assets	(48,143)	(176,916)	(186,880)	(388,300)
Accounts payable and accrued expenses	(164,884)	(72,713)	110,678	226,071

Net cash flows from operating activities	995,482	1,885,490	1,321,702	2,701,907

EBITDA is presented as additional information because we believe it is a useful indicator of an entity’s debt capacity and its ability to service its debt.  EBITDA is not a substitute for operating income, net earnings or cash flows from operating activities, as determined in accordance with generally accepted accounting principles.  EBITDA is not a complete net cash flow measure because it does not include reductions for cash payments for an entity’s obligation to service its debt, fund its working capital and capital expenditures, and pay its income taxes.  EBITDA is not a complete measure of an entity’s profitability because it does not include costs and expenses for interest, income taxes and depreciation and amortization.  Rather EBITDA is a potential indicator of an entity’s ability to fund these cash requirements.  The depreciation of equipment and amortization of software development costs do not represent current, controllable cash expenditures.  When the chief operating decision maker evaluates ENS’ performance in order to make decisions regarding the allocation of resources and to assess ENS’ debt capacity and ability to service its debt, ongoing revenues and current, controllable cash expenditures are the primary items reviewed.  Depreciation and amortization reflect current, non-cash expenses for purchase decisions made up to five years prior to the currently reported financials and may be irrelevant to making current resource allocation decisions. EBITDA, as we define it may differ from similarly named measures used by other entities and, consequently, could be misleading unless all entities calculate and define EBITDA in the same manner.”

Please contact the undersigned at (212) 478-7250 if you have any comments regarding the foregoing or need additional information.  We would appreciate receiving any further comments at your earliest convenience.  Please note that NWH’s July 31, 2005 Form 10-Q must be filed, as scheduled, by September 14, 2005, and we plan to incorporate the above revised presentation.

Very truly yours,

/s/ James Kardon

James Kardon

Enclosures

cc:	Terrence S. Cassidy
McGladrey Pullen LLP